FORM 51-101F1

STATEMENT OF RESERVES DATA

AND

OTHER OIL AND GAS INFORMATION

 UNBRIDLED ENERGY CORPORATION

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TABLE OF CONTENTS

Abbreviations and Conversion

3

Notes and Definitions

4

Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue

Oil and Natural Gas Reserves - Based on Constant Prices and Cost

12

Net Present Value of Future Net Revenue of Oil and Gas Reserves- Based on

Constant Prices and Costs

12

Total Future Net Revenue (Undiscounted) - Based on Constant Prices and Costs

13

Future Net Revenue by Production Group - Based on Constant Prices and Costs

13

Oil and Natural Gas Reserves - Based on Forecast Prices and Costs

14

Net Present Value of Future Net Revenue of Oil and Gas Reserves- Based on

Forecast Prices and Costs

14

Total Future Net Revenue (Undiscounted) - Based on Forecast Prices and Costs

15

Future Net Revenue by Production Group - Based on Forecast Prices and Costs

15

Pricing Assumptions - Constant Prices and Costs

15

Pricing Assumptions - Forecast Prices and Costs

16

Reconciliations of Changes in Reserves and Future Net Revenue

Reserves Reconciliation - Based on Forecast Prices and Costs

16

Future Net Revenue Reconciliation - Based on Constant Prices and Costs

16

Undeveloped Reserves

Proved Undeveloped Reserves

16

Probable Undeveloped Reserves

16

Significant Factors or Uncertainties Affecting Reserves Data

16

Future Development Costs

17

Oil and Gas Wells

18

Oil and Gas Properties

18

Properties with no Attributed Reserves

18

Forward Contracts

18

Additional Information Concerning Abandonment and Reclamation Costs

18

Tax Horizon

19

Costs Incurred

19

Exploration and Development Activities - Drilling Activity

20

Production Estimates

21

Production History

21

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ABBREVIATIONS AND CONVERSION

In this document, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids Natural Gas

Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mbbl	1,000 stock tank barrels	MMBTU	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	MMcfGE	million cubic feet gas equivalent
BBL	stock tank barrels
Other

API

American Petroleum Institute

°API

an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.

ARTC

Alberta Royalty Tax Credit

BOE

barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MMscfGE

Million cubic feet of gas equivalent on the basis of 1 BBL to 6 Mcf of    natural gas.   MMscfGE may be misleading, particularly if used in isolation. A conversion ratio of 1 BBL for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

BOE/d

barrel of oil equivalent per day

m3

cubic meters

$000s

thousands of dollars

WTI

West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

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NOTES AND DEFINITIONS

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed; and (d) a remaining reserve life of 40 years. Reserves are classified according to the degree of certainty associated with the estimates.

“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

“Undeveloped” reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recorded from specific wells, facilities and completion intervals in the pool and their respective development and production status.

“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

The following terms, used in the preparation of the Schlumberger Data & Consulting Services Report (as defined herein) and this document have the following meanings:

“Associated gas” means the gas cap overlying a crude oil accumulation in a reservoir.

“Constant prices and costs” means prices and costs used in an estimate that are:

(a)

the Corporation’s prices and costs as at the effective date of the estimation held constant throughout the estimated lives of the properties to which the estimate applies;

(b)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purpose of paragraph (a), the reporting issuer’s prices will be the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

“Corporation” or “Unbridled Energy Corporation”.

“Crude oil” or “Oil” means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated. It does not include solution gas or natural gas liquids.

“Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)

gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground,

draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;

(b)

drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing,

pumping equipment and the wellhead assembly;

(c)

acquire, construct and install production facilities such as flow lines, separators, treaters,

heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)

provide improved recovery systems.

“Development well” means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

“Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as “prospecting costs”) and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)

costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as “geological and geophysical costs”);

(b)

costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defense, and the maintenance of land and lease records;

(c)

dry hole contributions and bottom hole contributions;

(d)

costs of drilling and equipping exploratory wells; and

(e)

costs of drilling exploratory type stratigraphic test wells.

“Exploratory well” means a well that is not a development well, a service well or a stratigraphic test well.

“Field” means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata or laterally by local geologic barriers, or both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms “structural feature” and “stratigraphic condition” are intended to denote localized geological features, in contrast to broader terms such as “basin”, “trend”, “province”, “play” or “area of interest”.

“Future prices and costs” means future prices and costs that are:

(a)

generally accepted as being a reasonable outlook of the future;

(b)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

“Future income tax expenses” means future income tax expenses estimated (generally, year-by-year):

(a)

making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b)

without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(c)

taking into account estimated tax credits and allowances (for example, royalty tax credits); and

(d)

applying to the future pre-tax net cash flows relating to the reporting issuer’s oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

“Future net revenue” means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant prices and costs or forecast prices and costs.

“Gross” means:

(a)

in relation to the Corporation’s interest in production or reserves, its “Corporation gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the corporation;

(b)

in relation to wells, the total number of wells in which the Corporation has an interest ; and

(c)

in relation to properties, the total area of properties in which the Corporation has an interest.

“Natural gas” means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulfide, carbon dioxide and nitrogen.

“Natural gas liquids” means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

“Net” means

(a)

in relation to the Corporation’s interest in production or reserves its working interest (operating or non operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves;

(b)

in relation to the Corporation’s interest in wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(c)

in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

“Non-associated gas” means an accumulation of natural gas in a reservoir where there is no crude oil.

“Operating costs” or “production costs” means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

“Production” means recovering, gathering, treating, field or plant processing (for example, processing gas to extract natural gas liquids) and field storage of oil and gas.

“Property” includes:

(a)

fee ownership or a lease, concession, agreement, permit, license or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;

(b)

royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and

(c)

an agreement with a foreign government or authority under which a reporting issuer participates in the operation of properties or otherwise serves as “producer” of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

A property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

“Property acquisition costs” means costs incurred to acquire a property (directly by purchase or lease or indirectly by acquiring another corporate entity with an interest in the property), including:

(a)

costs of lease bonuses and options to purchase or lease a property;

(b)

the portion of the costs applicable to hydrocarbons when land including rights to hydrocarbons is purchased in fee;

(c)

brokers’ fees, recording and registration fees, legal costs and other costs incurred in acquiring properties.

“Proved property” means a property or part of a property to which reserves have been specifically attributed.

“Reservoir” means a porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

“Service well” means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

“Solution gas” means natural gas dissolved in crude oil.

“Stratigraphic test well” means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Ordinarily, such wells are drilled without the intention of being completed for hydrocarbon production. They include wells for the purpose of core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (a) exploratory type” if not drilled into a proved property; or (b) “development type”, if drilled into a proved property. Development type stratigraphic wells are also referred to as “evaluation wells”.

“Support equipment and facilities” means equipment and facilities used in oil and gas activities, including seismic equipment, drilling equipment, construction and grading equipment, vehicles, repair shops, warehouses, supply points, camps, and division, district or field offices.

“Unproved property” means a property or part of a property to which no reserves have been specifically attributed.

“Well abandonment costs” means costs of abandoning a well and surface lease reclamation. They do not include costs of abandoning the gathering system, suspended wells, batteries, plants, or processing facilities.

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OIL AND NATURAL GAS RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE

In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Schlumberger Data & Consulting Services (“SLB DCS”) prepared a report (the “SLB DCS Report”) dated March 11, 2008. The SLB DCS Report evaluated, as of December 31, 2007, Unbridled Energy Corporation’s oil and natural gas reserves. The tables below are a summary of the oil and natural gas reserves of the Corporation and the net present value of future net revenue attributable to such reserves as evaluated in the SLB DCS Report based on constant and forecast price and cost assumptions. The tables summarize the data contained in the SLB DCS Report and as a result may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly. The net present value of future net revenue attributable to the Corporation’s reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, and future capital expenditures for only those wells assigned reserves by SLB DCS. Well abandonment costs are not included because the salvage value is often close to the abandonment cost in the Appalachian Basin.  It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the Corporation’s reserves estimated by SLB DCS represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of the Corporation’s oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

The SLB DCS Report is based on certain factual data supplied by the Corporation and SLB DCS’s opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Corporation’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Corporation to SLB DCS and accepted without any further investigation. SLB DCS accepted this data as presented and neither title searches nor field inspections were conducted.

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PART 1

RELEVANT DATES

Item 1.1

Effective Date:

The effective date of the reserves estimates and revenue projection in this report is December 31, 2007.  This is also the Company’s year-end financial date.

Item 1.2

Data Date:

Estimates of reserves and projections of production were generally prepared using data through November 2007.  Unbridled Energy Corporation (the “Corporation”) has provided Data & Consulting Services Division of Schlumberger Technology Corporation (“DCS”) with a representation letter confirming that complete and correct information has been provided to DCS.  Oil and gas leases, rights of way and associated assets, including reserves, in New York are owned by Unbridled Energy New York LLC.  Unbridled Energy New York LLC is a wholly owned subsidiary of Unbridled Energy USA, Inc., which is in turn a wholly owned subsidiary of Unbridled Energy Corporation.

Item 1.3

Preparation Date:

The preparation date of this report is March 11, 2008.  As of the preparation date, the Corporation and its independent reserves evaluator, DCS are not aware of any new information (other than commodity pricing assumptions which may differ from those used in this analysis) which could materially impact this evaluation.

PART 2

DISCLOSURE OF RESERVES DATA

All prices and values are in $US.  Both constant and forecast prices and costs are provided.

Item 2.1

Reserves Data (Forecast Prices and Costs)

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue (Forecasted Pricing)

All Reserves are attributable to the Appalachian Basin, New York, USA.

OIL AND GAS RESERVES

BASED ON FORECAST PRICES AND COSTS

	Light and Medium		Natural Gas		Natural Gas
	Oil				Equivilant
	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcfGE)	(MMcfGE)
Proved Developed Producing	0.98	0.42	1,431.19	608.25	1,437.07	610.77
Proved Developed Non-Producing	19.20	8.16	1,160.89	493.38	1,276.09	542.34
Proved Undeveloped	0	0	4,712.46	2,002.80	4,712.46	2,002.80
Total Proved	20.18	8.58	7,304.54	3,104.43	7,425.62	3,155.91
Total Probable	12.18	5.18	11,661.21	4,956.01	11,734.29	4,987.09
Total Proved Plus Probable	32.36	13.76	18,965.75	8,060.44	19,159.91	8,143.00

NET PRESENT VALUES OF FUTURE NET REVENUE

BASED ON FORECAST PRICES AND COSTS

	Before Deducing Income Taxes					After Deducting Income Taxes
	Discounted At					Discounted At
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Proved Developed Producing	4,224.59	4,641.79	1,900.76	1,486.31	1,225.10	2,788.23	3,063.58	1,254.50	980.96	808.57
Proved Developed Non-Producing	4,395.70	3,460.08	2,857.45	2,438.77	2,130.76	2,901.16	2,283.65	1,885.92	1,609.59	1,406.30
Proved Undeveloped	12,907.09	8,367.10	5,727.73	4,039.10	2,882.59	8,518.68	5,522.29	3,780.30	2,665.81	1,902.51
Total Proved	21,527.38	16,468.97	10,485.94	7,964.18	6,238.45	14,208.07	10,869.52	6,920.72	5,256.36	4,117.38
Total Probable	33,012.05	20,491.76	13,498.15	9,212.54	6,409.56	21,787.95	13,524.56	8,908.78	6,080.28	4,230.31
Total Proved Plus Probable	54,539.43	36,960.73	23,984.09	17,176.72	12,648.01	35,996.02	24,394.08	15,829.50	11,336.64	8,347.69

NET PRESENT VALUES OF FUTURE NET REVENUE

BASED ON FORECAST PRICES AND COSTS

DIVIDED BY NET RESERVES

AT 10% DISCOUNT RATE

BEFORE DEDUCTING INCOME TAX EXPENSE

Before Deducting Income Taxes (Discounted at 10%)
Net
(MMcfGE)
Proved Developed Producing	3.11
Proved Developed Non-Producing	5.27
Proved Undeveloped	2.86
Total Proved	3.32
Total Probable	2.71
Total Proved Plus Probable	2.95

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)

BASED ON FORECAST PRICES AND COSTS

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment And Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Total Proved	33,224.31	2,657.94	6,139.46	5,557.50	0	21,527.38	7,319.31	14,208.07
Total Probable	52,722.16	4,217.77	6,884.28	12,825.83	0	33,012.05	11,224.10	21,787.95
Total Proved Plus Probable	85,946.47	6,875.72	13,023.74	18,383.33	0	54,539.43	18,543.41	35,996.02

FUTURE NET REVENUE BY PRODUCTION GROUP

BASED UPON FORECAST PRICES AND COSTS

	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000)	NET UNIT VALUE ($/MMcfGE)
Total Proved	Associated gas and non-associated gas, Light and medium crude oil	10,485.94	3.32

Total Probable	Associated gas and non-associated gas, Light and medium crude oil	13,498.15	2.71

Total Proved plus Probable	Associated gas and non-associated gas, Light and medium crude oil	23,984.09	2.95

#

Item 2.2

Reserves Data (Constant Prices and Costs)

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue (Constant Case).

All Reserves are attributable to the Appalachian Basin, New York, USA.

OIL AND GAS RESERVES

BASED ON CONSTANT PRICES AND COSTS

	Light and Medium		Natural Gas		Natural Gas
	Oil				Equivilant
	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcfGE)	(MMcfGE)
Proved Developed Producing	1.01	0.43	1,377.16	585.29	1,383.22	587.87
Proved Developed Non-Producing	19.20	8.16	1,148.40	488.07	1,263.60	537.03
Proved Undeveloped	0	0	4,682.58	1,990.10	4,682.58	1,990.10
Total Proved	20.21	8.59	7,208.14	3,063.46	7,329.40	3,115.00
Total Probable	12.18	5.18	11,586.64	4,924.32	11,659.72	4,955.40
Total Proved Plus Probable	32.39	13.77	18,794.78	7,987.78	18,989.12	8,070.40

NET PRESENT VALUES OF FUTURE NET REVENUE

BASED ON CONSTANT PRICES AND COSTS

	Before Deducing Income Taxes					After Deducting Income Taxes
	Discounted At					Discounted At
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Proved Developed Producing	2,888.23	1,972.84	1,503.36	1,222.58	1,036.69	1,906.23	1,302.07	992.22	806.90	684.22
Proved Developed Non-Producing	3,508.15	2,837.89	2,386.23	2,061.74	1,816.98	2,315.38	1,873.01	1,574.91	1,360.75	1,199.21
Proved Undeveloped	8,620.52	5,533.74	3,657.38	2,422.52	1,562.09	5,689.54	3,652.27	2,413.87	1,598.86	1,030.98
Total Proved	15,016.90	10,344.47	7,546.97	5,706.84	4,415.76	9,911.15	6,827.35	4,981.00	3,766.51	2,914.40
Total Probable	21,816.65	13,490.82	8,659.55	5,635.20	3,637.64	14,398.99	8,903.94	5,715.30	3,719.23	2,400.84
Total Proved Plus Probable	36,833.55	23,835.29	16,206.52	11,342.04	8,053.40	24,310.14	15,731.29	10,696.30	7,485.75	5,315.24

NET PRESENT VALUES OF FUTURE NET REVENUE

BASED ON CONSTANT PRICES AND COSTS

DIVIDED BY NET RESERVES

AT 10% DISCOUNT RATE

BEFORE DEDUCTING INCOME TAX EXPENSE

Before Deducting Income Taxes (Discounted at 10%)
Net
(MMcfGE)
Proved Developed Producing	2.56
Proved Developed Non-Producing	4.44
Proved Undeveloped	1.84
Total Proved	2.42
Total Probable	1.75
Total Proved Plus Probable	2.01

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)

BASED ON CONSTANT PRICES AND COSTS

	Revenue	Royalties	Operating Costs	Development Costs	Abandonment And Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Total Proved	24,907.51	1,992.60	4,333.11	5,557.50	0	15,016.90	5,105.75	9,911.15
Total Probable	39,195.84	3,135.67	4,766.69	12,612.50	0	21,816.65	7,417.66	14,398.99
Total Proved Plus Probable	64,103.35	5,128.27	9,099.80	18,170.00	0	36,833.55	12,523.41	24,310.14

FUTURE NET REVENUE BY PRODUCTION GROUP

BASED UPON CONSTANT PRICES AND COSTS

	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000)	UNIT VALUE ($/MMcfGE)
Total Proved	Associated gas and non-associated gas, Light and medium crude oil	10,485.94	3.32

Total Probable	Associated gas and non-associated gas, Light and medium crude oil	13,498.15	2.71

Total Proved plus Probable	Associated gas and non-associated gas, Light and medium crude oil	23,984.09	2.95

Item 2.3

Accounting Practices

The Company files consolidated financial statements.  100% of the Company’s reserves are attributed to Unbridled Energy NY LLC, which is a wholly owned subsidiary of Unbridled Energy USA Inc, which is in turn is a wholly owned subsidiary of Unbridled Energy Corporation.

PART 3

PRICING ASSUMPTIONS

Item 3.1

Constant Prices Used in Estimates

For the Constant Price Case, the gas price was $7.465/MMBtu plus a differential of +$0.40/MMbtu on the last trading day of 2007, December 28, 2007. Built into the gas price, and applied to 60% of the gas volumes from existing wells, is a two-year contract with National Fuel Resources of $8.27/MMBtu for the period March 2008 through February 2010.  The oil price used was $90.00/bbl. The gas is priced based on the Niagara Hub where it is sold.

Item 3.2

Forecast Prices Used in Estimates

For the Forecast Price Case, the gas price used was that shown below, plus a differential of +0.40/MMbtu. The basis for this forecast is the report issued by McDaniel & Associates Consultants Ltd. Effective January 1, 2008. Their published Henry Hub prices were then adjusted to estimates for Niagara prices and West Texas Intermediate crude.

  Forecast Case Prices

Gas Price

Oil Price

Year   $/MMBtu

$/bbl

2007

7.270

87.63

2008

7.465

89.00

2009

7.948

85.70

2010

8.950

82.20

2011

8.950

78.60

2012

9.100

77.50

2013

9.300

76.30

2014

9.600

77.80

2015

9.850

79.40

2016

10.100

81.00

2017

10.350

82.70

2018

10.600

84.30

2019

10.900

86.00

2020

11.200

87.80

2021

11.500

89.60

2022

11.700

91.40

Thereafter Escalate @ 2.0% per annum Escalate @ 2.0% per annum

PART 4

RECONCILIATION OF CHANGES IN RESERVES

The Proved reserves were improved in 2008 compared to 2007 due to field workovers on existing wells (PDP) and identifying additional candidates for recompletions of behind pipe potential (PDNP).  The Proved Undeveloped category remained essentially unchanged.  The

Probable category also remains essentially unchanged.

Reconciliation Using Forecast Prices and Gross Reserves,

MMcfGE for Unbridled New York

	Proved	Probable	Proved Plus Probable

2007	7,003.54	11,718.26	18721.8
2008	7,425.62	11,734.29	19159.91

Difference	422.08	16.03	438.11

PART 5

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1

Undeveloped Reserves

Proved and Probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook.  All of the reserves are attributable to the Company’s properties in the Appalachian Basin in New York in the United States.  The significant majority of the undeveloped reserves are scheduled to be developed within the next three years of the effective date, December 31, 2007.  The Proved Undeveloped and the Probable reserves are essentially unchanged since the last reporting period of April 30, 2007.

Item 5.2

Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves is complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.  The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  The Company’s reserves are evaluated by SLB DCS.

As circumstances change and additional data become available, reserve estimates also change.  Estimates made are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserves estimates are accurate, reserve estimation is an inferential science.  As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates.  Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be either positive or negative.

Item 5.3

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves using forecast prices and costs.

	Total Development Costs for Proved Reserves Estimated Using Forecast Prices and Costs ($000)	Total Development Costs for Proved Plus Probable Estimated Using Forecast Prices and Costs ($000)

2008 2009 2010 Total for all years undiscounted	3557.5 2000 0 5557.5	3670 6250 8250 18170

Unbridled Energy Corporation has three sources of funding to finance its capital expenditure programs: internally generated cash flow from operations, debt financing when appropriate, and new equity issues, if available on favorable terms. Unbridled Energy Corporation expects to fund its future capital needs from these sources similar to similar oil and gas companies.

PART 6

OTHER OIL AND GAS INFORMATION

Item 6.1

Oil and Gas Properties and Wells

The Company has 61 gross and approximately 29.6 net wells in New York.  Of this number, 59 gross and approximately 28.7 net were producing and 2 gross and approximately 1 net were non-producing wells as of the effective date.  All wells are in the Appalachian Basin in the state of New York, USA.  The two shut-in wells are recompletion candidates.

The Company also has 5 gross wells in the Alberta Basin, Canada, three in the Chambers/Ferrior property and two in the Tsuu T’ina property.  No reserves have been attributed to the Canadian wells, however, one of the Chambers wells (3-17-41-11 W5 ) was placed into test production at over 1 MMcfGE in November 2007, after running a pipeline,.  Reserves will be booked after the well produces for several months.  A second well in Chambers (16-21-41-11 W5M) was drilled in Q3 2007 and completed in December 2007 and flow tested.  A pipeline must be run to the well in 2008.  The company owns a third well in Chambers (7-18) that is capable of production, but a pipeline must also be run to it.  At Tsuu T’ina, the company holds an interest in 2 gross and 1 net wells.  The wells were drilled in 2006 and flow tested in 2007 at uneconomic rates.  The wells are shut-in pending recompletion.

In 2007, the Company leased 100% WI in approximately 23,000 acres in Jackson County Ohio.  The Company calls this area the Ohio River project.  The average NRI is between 84% and 85%.  No wells have been drilled to date.  The Company entered into a Joint Venture agreement with Equitable Production Company where Equitable will spend up to $1.8 million to drill, complete, and stimulate three horizontal wells in 2008 to earn a 50% WI in the acquired acreage.  Unbridled and Equitable have entered into an 11 township Area of Mutual Interest (AMI) to continue leasing should the new wells prove economic.

	Producing		Non-Producing
Property Description	Gross	Net	Gross	Net
Appalachian Basin, New York, USA Chambers Property, Alberta, Canada Tsuu T’ina Property, Alberta, Canada	61 1 0	29.65 .22 0	2 2 2	1 .6 1

Item 6.2

Properties with No Attributed Reserves

The gross area of all oil and gas properties with no attributed oil or gas reserves in which the Company has an interest is:

1.

10,880 gross and 3800 net (more or less) acres onshore in the Chambers/Ferrier area in the Province of Alberta, Canada.

2.

4480 gross and 2240 net (more or less) acres onshore in the Tsuu T’ina First Nation (Sarcee Indian) Reserve area in the Province of Alberta, Canada.

3.

23,000 gross and net (more or less) acres onshore in the Ohio River project.

Item 6.3

Forward Contracts

The Company has a gas contract with National Fuel Resources through February 2010 for $8.27 plus a $0.42 premium basis for 60% of its current production in New York.  The remaining 40% is sold on the spot market monthly.  The Company sells based on the Niagara Hub price.

Item 6.4

Abandonment and Reclamation Costs

The Company estimates well abandonment costs on an area by area basis. These costs were not included in the SLB DCS Report as a deduction in arriving at future net revenue because historical abandonment costs are close to the salvage value from tubulars and equipment recovered and sold from the well.  In addition, the well life of Appalachian Basin wells, and those in New York, can be over 75 years.  There are no plans to abandon any of the Company’s wells in the near future.

Item 6.5

Tax Horizon

The Company does not anticipate paying taxes in 2008.  The Company has a large tax loss carry forward in Canada and in the US.  The Company does not anticipate paying taxes until after 2008.

Item 6.6

Costs Incurred by Country

The net costs incurred between April 30, 2007 and December 31, 2007 by the Company to the Company’s participating interest share of its oil and gas properties in Canada based on the Company’s most recently completed financial statements for the year ending December 31, 2007 are as follows.

	$M - Year Ended December 31, 2007
	United
In Thousands	States	Canada	Total
Acquisitions:
Producing properties	498		498
Undeveloped acreage
Total acquisitions	498		498
Exploration and development:
Land and seismic
Drilling, facilities and equipment		2961	2961
Capitalized overhead
Total exploration and development		2961	3459
Asset retirement obligations	14	88	102
Other property and equipment	50	281	331
Total capital expenditures	562	3330	3892
Dispositions		-2080	-2080
Net capital expenditures	562	1250	1812

Item 6.7

Exploration and Development Activities

The Company is the operator in the Chambers/Ferrior property in Alberta Province.  The Company successfully drilled a new well, the 16-21-41-11 W5M, in the 3rd calendar quarter of 2007.   The well was completed into the Elkton formation, acidized and flow tested at 1 MMscf/d in December.  The Company owns a 28% WI and a 19% NRI in the 16-21 well.  The Company also ran a flow line and started test production in November 2007 from the 3-17-41-11 W5 well.

The company’s most important current and short-term future planned oil and gas exploration and development activities, consist of:

a) At Chambers/Ferrier, the Company expects to stimulate and run a pipeline and tie-in the 16-21 well and participate with its partners in possibly drilling one or two new wells in the Chambers property in 2008.  A new shale interval is likely to be tested in the 7-18 well, then run a pipeline if warranted.

b) The Company and its partner expects to drill between 3 and 12 horizontal wells in it’s acreage in the state of Ohio in 2008, depending on test rates and economics from the first three wells.

c) The Company and its partner expects to drill between 10 and 25 wells and workover 4 to 8 existing wells in its New York property in 2008, depending on test rates and economics from the first group of new wells..

d) The Company is currently negotiating on several joint venture opportunities to drill wells into the Lower Huron and Marcellus Shale formations in the Appalachian Basin, USA.

Item 6.8

Production Estimates

Based on the SLB DCS report for the New York properties, the Company’s forecasted gross production in 2008 in the Proved Reserves category is 426.12 MMcf and 9.21 Mbbl under the constant price scenario.  The forecasted gross production in 2008 in the Probable Reserves category is 40.65 MMcf and 3.29 Mbbl.

Item 6.9

Production History

The production information for the Company’s New York properties are shown below.  Note the production in the summer months was low due to disruptions from the sales pipeline.  This issue was resolved by changing the sales pipelines towards the end of 2008.  Production expenses were high since the Company worked over and repaired many wells and facilities that were neglected by the prior operator.

Net Production History for Unbridled New York in 2008

	Production Net Mcf/d	Gas Price $/Mcf	Oil Price $/bbl	Royalty Cost $/Mcf	Production Cost $/Mcf	Netback $/Mcf

Q2 May-June	81	7.71	n/a	1.16	3.92	2.63

Q3 (July-Sept)	88	6.53	n/a	0.98	6.97	-1.42

Q4 (Oct-Dec)	123	7.69	87.63	1.2	4.52	1.97

UNBRIDLED ENERGY CORPORATION

Unbridled Energy Corporation

President & CEO

April 30, 2008

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